UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Amendment No. 3

to

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

(Under Section 13(e) of the Securities Exchange Act of 1934)

EL PASO PIPELINE PARTNERS, L.P.

(Name of the Issuer)

KINDER MORGAN, INC.

EL PASO PIPELINE GP COMPANY, L.L.C.

E MERGER SUB LLC

RICHARD D. KINDER

(Name of Person(s) Filing Statement)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

283702108

(CUSIP Number of Class of Securities)

Kinder Morgan, Inc.
El Paso Pipeline Partners, L.P.

El Paso Pipeline GP Company, L.L.C.
c/o David R. DeVeau

Vice President and General Counsel

1001 Louisiana Street, Suite 1000

Houston, Texas 77002

(713) 369-9000

Richard D. Kinder 1001 Louisiana Street, Suite 1000 Houston, Texas 77002 (713) 369-9000

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Person(s) Filing Statement)

Copies to:

Gary W. Orloff R. Daniel Witschey, Jr. Troy L. Harder Bracewell & Giuliani LLP 711 Louisiana Street, Suite 2300 Houston, Texas 77002 (713) 221-2300	Michael J. Aiello Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000	Mike Rosenwasser Keith R. Fullenweider Vinson & Elkins LLP 1001 Fannin Street, Suite 2500 Houston, Texas 77002 (713) 758-2222

This statement is filed in connection with (check the appropriate box):

(a)         ☒   The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

(b)         ☒   The filing of a registration statement under the Securities Act of 1933.

(c)          ☐    A tender offer.

(d)         ☐    None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$4,956,615,451	$575,959

*                 Calculated solely for the purpose of determining the filing fee.  The transaction valuation was calculated by multiplying (a) 140,852,954, the estimated maximum number of EPB common units that may be exchanged for the merger consideration, by (b) $39.84, the average of the high and low prices per EPB common unit as reported on the New York Stock Exchange on September 26, 2014, minus $654,966,236, the estimated aggregate amount of cash consideration to be paid to former holders of EPB common units.

**          In accordance with Rule 0-11(c)(1), the filing fee was calculated by multiplying 0.0001162 by the Transaction Valuation.

☒          Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid:  $670,262

Form or Registration No.:  Form S-4 (Registration No. 333-198411)

Filing Party:  Kinder Morgan, Inc.

Date Filed:  August 27, 2014

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule”) is being filed by (i) El Paso Pipeline Partners, L.P., a Delaware limited partnership (“EPB”), and the issuer of the common units which are the subject of the Rule 13e-3 transaction, (ii) Kinder Morgan, Inc., a Delaware corporation (“KMI”), (iii) El Paso Pipeline GP Company, L.L.C., a Delaware limited liability company (“EPGP”), (iv) E Merger Sub LLC, a Delaware limited liability company (“E Merger Sub”) and (v) Richard D. Kinder.  This Schedule relates to the Agreement and Plan of Merger, dated as of August 9, 2014, by and among EPB, KMI, EPGP and E Merger Sub (the “EPB merger agreement”).

KMI has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (Registration No. 333-198411) (as amended by Amendments No. 1, 2 and 3 thereto, the “Form S-4”), which contains a proxy statement/prospectus (the “EPB proxy statement/prospectus”), which constitutes (i) a prospectus of KMI under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the KMI common stock to be issued pursuant to the EPB merger agreement and (ii) a notice of meeting and a proxy statement of EPB under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the special meeting of EPB unitholders, at which EPB unitholders were asked to consider and vote on, among other matters, a proposal to approve the EPB merger agreement.  The Form S-4 was declared effective by the SEC on October 22, 2014, and the EPB proxy statement/prospectus was mailed to EPB unitholders on or about October 22, 2014.  A copy of the EPB proxy statement/prospectus is attached hereto as Exhibit (a)(3) and a copy of the EPB merger agreement is attached as Annex A to the EPB proxy statement/prospectus.  All references in this Schedule to Items numbered 1001 to 1016 are references to Items contained in Regulation M-A under the Exchange Act.

This Amendment No. 3 to the Schedule is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Schedule.

The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the EPB proxy statement/prospectus of the information required to be included in response to the items of Schedule 13E-3. The information contained in the EPB proxy statement/prospectus, including all annexes thereto and documents incorporated by reference therein, is hereby expressly incorporated herein by reference.  Terms used but not defined in this Schedule shall have the meanings given to them in the EPB proxy statement/prospectus.

Item 15.  Additional Information.

Regulation M-A Item 1011

Item 15 is hereby amended and supplemented as follows:

On November 20, 2014, EPB held a special meeting of its unitholders in order to vote upon proposals relating to the proposed EPB merger.  At the meeting, the EPB unitholders voted to approve the EPB merger agreement.

On November 26, 2014, the parties filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which E Merger Sub was merged with and into EPB, with EPB continuing as the surviving limited partnership. As a result of the EPB merger, EPB became an indirect wholly owned subsidiary of KMI.

As a result of the EPB merger, the registration of EPB’s common units under the Exchange Act will be terminated upon application to the SEC, and EPB’s common units will no longer be listed on any quotation system or exchange, including the New York Stock Exchange.

Item 16.  Exhibits.

Regulation M-A Item 1016

Item 16 is hereby amended and supplemented as follows:

(a)(1)                  Letter to Unitholders of El Paso Pipeline Partners, L.P., incorporated herein by reference to the EPB proxy statement/prospectus filed by EPB with the SEC on October 22, 2014

(a)(2)                  Notice of Special Meeting of Unitholders of El Paso Pipeline Partners, L.P., incorporated herein by reference to the EPB proxy statement/prospectus filed by EPB with the SEC on October 22, 2014

(a)(3)                  Proxy Statement of El Paso Pipeline Partners, L.P., incorporated herein by reference to the EPB proxy statement/prospectus filed by EPB with the SEC on October 22, 2014

(a)(4)      Press release, dated November 26, 2014

(c)(1)                   Fairness Opinion of Tudor, Pickering, Holt & Co. Securities, Inc., dated August 9, 2014, incorporated herein by reference to the EPB proxy statement/prospectus filed by EPB with the SEC on October 22, 2014

(c)(7)                   Fairness Opinion of Barclays Capital Inc., dated August 9, 2014, incorporated herein by reference to the EPB proxy statement/prospectus filed by EPB with the SEC on October 22, 2014

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(d)(1)                  Agreement and Plan of Merger, dated August 9, 2014, among Kinder Morgan, Inc., El Paso Pipeline Partners, L.P., E Merger Sub LLC and El Paso Pipeline GP Company, L.L.C., incorporated herein by reference to the EPB proxy statement/prospectus filed by EPB with the SEC on October 22, 2014

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 1, 2014	KINDER MORGAN, INC.

	By:	/s/ David R. DeVeau
	Name:	David R. DeVeau
	Title:	Vice President

Dated: December 1, 2014	EL PASO PIPELINE PARTNERS, L.P.

By: El Paso Pipeline GP Company, L.L.C., its general partner

	By:	/s/ David R. DeVeau
	Name:	David R. DeVeau
	Title:	Vice President

Dated: December 1, 2014	EL PASO PIPELINE GP COMPANY, L.L.C.

	By:	/s/ David R. DeVeau
	Name:	David R. DeVeau
	Title:	Vice President

Dated: December 1, 2014	E MERGER SUB LLC

	By:	/s/ David R. DeVeau
	Name:	David R. DeVeau
	Title:	Vice President

Dated: December 1, 2014	/s/ Richard D. Kinder
RICHARD D. KINDER

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EXHIBIT INDEX

(a)(1)                  Letter to Unitholders of El Paso Pipeline Partners, L.P., incorporated herein by reference to the EPB proxy statement/prospectus filed by EPB with the SEC on October 22, 2014

(a)(2)                  Notice of Special Meeting of Unitholders of El Paso Pipeline Partners, L.P., incorporated herein by reference to the EPB proxy statement/prospectus filed by EPB with the SEC on October 22, 2014

(a)(3)                  Proxy Statement of El Paso Pipeline Partners, L.P., incorporated herein by reference to the EPB proxy statement/prospectus filed by EPB with the SEC on October 22, 2014

(a)(4)                  Press release, dated November 26, 2014

(b)(1)                  Bridge Facility Commitment Letter, dated as of August 9, 2014, among Barclays Bank PLC, Kinder Morgan, Inc., incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Kinder Morgan Energy Partners, L.P. with the Securities and Exchange Commission on August 12, 2014

(b)(2)                  Bridge Credit Agreement, dated September 19, 2014 among Kinder Morgan, Inc., as borrower, Barclays Bank PLC, as administrative agent, and the lenders party thereto, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Kinder Morgan, Inc. with the Securities and Exchange Commission on September 25, 2014

(c)(1)                   Fairness Opinion of Tudor, Pickering, Holt & Co. Securities, Inc., dated August 9, 2014, incorporated herein by reference to the EPB proxy statement/prospectus filed by EPB with the SEC on October 22, 2014

(c)(2)*            Presentation of Tudor, Pickering, Holt & Co. Securities, Inc. to the Conflicts Committee of the Board of Directors of El Paso Pipeline GP Company, L.L.C., dated July 30, 2014

(c)(3)*            Supplemental Presentation of Tudor, Pickering, Holt & Co. Securities, Inc. to the Conflicts Committee of the Board of Directors of El Paso Pipeline GP Company, L.L.C., dated July 30, 2014

(c)(4)*            Presentation of Tudor, Pickering, Holt & Co. Securities, Inc. to the Conflicts Committee of the Board of Directors of El Paso Pipeline GP Company, L.L.C., dated August 4, 2014

(c)(5)*            Supplemental Presentation of Tudor, Pickering, Holt & Co. Securities, Inc. to the Conflicts Committee of the Board of Directors of El Paso Pipeline GP Company, L.L.C., dated August 4, 2014

(c)(6)*            Presentation of Tudor, Pickering, Holt & Co. Securities, Inc. to the Conflicts Committee of the Board of Directors of El Paso Pipeline GP Company, L.L.C., dated August 8, 2014

(c)(7)                   Fairness Opinion of Barclays Capital Inc., dated August 9, 2014, incorporated herein by reference to the EPB proxy statement/prospectus filed by EPB with the SEC on October 22, 2014

(c)(8)*            Presentation of Barclays Capital Inc. to the Board of Directors of Kinder Morgan, Inc., dated July 16, 2014

(c)(9)*            Presentation of Barclays Capital Inc. to the Independent Members of the Board of Directors of El Paso Pipeline GP Company, L.L.C., dated July 17, 2014

(c)(10)*     Presentation of Barclays Capital Inc. to the Independent Members of the Board of Directors of Kinder Morgan, Inc., dated July 17, 2014

(c)(11)*     Presentation of Barclays Capital Inc. to the Board of Directors of Kinder Morgan, Inc., dated August 9, 2014

(c)(12)*     Preliminary Discussion Materials of Citigroup Global Markets Inc. to the Board of Directors of Kinder Morgan, Inc., dated July 16, 2014

(c)(13)*     Presentation of Citigroup Global Markets Inc. to the Board of Directors of Kinder Morgan, Inc., dated August 9, 2014

(d)(1)                  Agreement and Plan of Merger, dated August 9, 2014, among Kinder Morgan, Inc., El Paso Pipeline Partners, L.P., E Merger Sub LLC and El Paso Pipeline GP Company, L.L.C., incorporated herein by reference to the EPB proxy statement/prospectus filed by EPB with the SEC on October 22, 2014

(d)(2)                  Support Agreement dated August 9, 2014, among El Paso Pipeline Partners, L.P., and the other parties thereto, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by El Paso Pipeline Partners, L.P. on August 12, 2014

(f)(1)                    First Amended and Restated Agreement of Limited Partnership of El Paso Pipeline Partners, L.P., dated November 21, 2007, incorporated here by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by El Paso Pipeline Partners, L.P. on November 28, 2007

(f)(2)                    Amendment No. 1 to First Amended and Restated Agreement of Limited Partnership of El Paso Pipeline Partners, L.P., dated July 28, 2008, incorporated herein by reference to Exhibit 4.A to the Current Report on Form 8-K filed by El Paso Pipeline Partners, L.P. on July 28, 2008

(f)(3)                    Amendment No. 2 to First Amended and Restated Agreement of Limited Partnership of El Paso Pipeline Partners, L.P., dated November 14, 2013, incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by El Paso Pipeline Partners, L.P. on November 15, 2013

(f)(2)*             Delaware Code Title 6 § 17-212

(g)                                  None

(h)                                 None.

*                                         Previously filed on August 27, 2014.